ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
                             Publicly Listed Company
                             CNPJ 28.152.650/0001-71


                         ANNOUNCEMENT OF A MATERIAL FACT




Espirito Santo Centrais Eletricas S.A. - Escelsa ("Escelsa"), today announced that EDP - Electricidade de Portugal, S.A., the Company's indirect controlling shareholder, announced that it has achieved the requisite consents under its previously announced offer to purchase and consent solicitation relating to any and all of Espirito Santo Centrais Eletricas S.A. - Escelsa ("Escelsa") 10% Senior Notes due 2007 (the "Notes"). The consent solicitation expired December 5, 2002, at 5:00 p.m., New York time (the "Consent Date"). The tender offer will expire at 11:59 p.m., New York time, on Thursday, December 19, 2002 (the "Expiration Date"), unless it is extended or earlier terminated.

Holders of 198,737,000 principal amount of Notes, or approximately 71%, tendered their Notes and delivered related consents. If EDP accepts the tendered Notes for payment, the settlement of the tender offer and consent solicitation will take place on or as soon as practicable after the Expiration Date.

Upon the termination of the Public Purchase Offer by EDP Electricidade de Portugal, S.A., or in the event of any other material development occurs up to that time, Escelsa will disclose such information to the market by way of another public announcement.



                            Vitoria, December 9, 2002

                              Sergio Pereira Pires
                           Investor Relations Officer
                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA